PRESS RELEASE
For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



             Tikcro Technologies Reports 2007 Second Quarter Results

Tel Aviv, Israel, August 17, 2007 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the second quarter and six months ended June 30, 2007.

Net income for the second quarter was $ 83,000, or $ 0.01 per share. Net income for the six months ended June 30, 2007 was $ 101,000 or $ 0.01 per share.

As of June 30, 2007, the Company had cash and marketable securities totaling $10.2 million.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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                                          Tikcro Technologies Ltd.
                                                Balance Sheet
                                         (US dollars in thousands)




                                                              June 30,           December 31,
                                                                2007                 2006
         Assets
               Current assets

               Cash and short-term marketable securities     $     10,193    $           10,126
               Other receivables                                       20                    23
                    Total current assets                           10,213                10,149

                    Total assets                             $     10,213    $           10,149
                                                                  -------               -------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                  $        -,-  $                28
               Other current liabilities                               131                  154
                                                                   -------              -------
                    Total current liabilities                          131                  182

               Shareholders' equity                                 10,082                9,967
                                                                   -------              -------

               Total liabilities and shareholders'
               equity                                         $     10,213  $            10,149
                                                                   -------              -------


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                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------

                                                              Three Months Ended June 30              Six Months Ended June 30
                                                              2007                 2006                 2007              2006
                                                              ----                 ----                 ----              ----

General and administrative expenses                           $ 44        $         34          $        138       $         81
                                                         ----------------     ----------------      --------------     -------------


Total operating expenses                                        44                  34                   138                 81
                                                         ----------------     ----------------      --------------     -------------


Operating loss                                                 (44)                (34)                 (138)               (81)

Financial income, net                                          127                 104                   239                206
                                                         ----------------     ----------------      --------------     -------------

Net income                                                    $ 83        $         70          $        101       $        125
                                                         ================     ================      ==============     =============

                                                         ----------------     ----------------      --------------     -------------
Basic and diluted net earnings per share(*)                 $ 0.01       $        0.01        $       $ 0.01      $        0.02
                                                         ================     ================      ==============     =============

Basic weighted average shares(*)                              7,909                7,909                7,909               7,909

                                                         ================     ================      ==============     =============

Diluted weighted average shares(*)                            8,067                8,050                8,066               8,053
                                                         ================     ================      ==============     =============
                                                         =

(*) After giving retroactive effect to the one-for-three reverse stock split

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